Free Writing Prospectus

VanEck Merk Gold ETF

2025-03-06 VanEck Merk Gold Trust (OUNZ) - Fees

0001546652

Pursuant to 433/164

333-274643

Facts THE GOLD ETF THAT D ELIVE RS OUNZ VanEck‘ Merk‘ Gold ETF Fund Description The VanEck Merk Gold ETF (the “Trust" or “OUNZ") provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. STRATEGIES - Overview Delivery Fees Taking Delivery INSIGHTS & RESEARCH ABOUT MERK Responsible Sourcing Documents

l7elii ei'› lees The Processin g Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee . Deli cry See No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 4B States. The Exchange Fee below is effective March 10, 2025 and supersedes any previously published Exchange Fees, including those in the prospectus:

Type of Gold Bar Fee per Ounce Fee per Application 99.99% $40.00 $500 1oz 2025 Perth hint Cold Kangaroo 99.99% S80.00 $500 1oz 2025 Royal Canaclian Mont Gotcl Maple Leaf 99.99% $12200 $fi00 1oz 2025 US Mint Gold Eagle 99.99% 512200 $500 1oz 2025 US Mint Gold Buffalo 99.99% $33.00 $500 1oz Gold Bar Royal Canadian font 99.99% $43.00 $500 1oz 2025 Royal Mint Gold Britannia 99.99% S1V00 $fi00 1kg Kilo Bars - 99.99% 95.00 0 / $0.00 $4,000 Lon‹Jon bars Exchange Fee Purity

Sar P le Excli.in be L'ees 20 During times of hig h demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre - approved: in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre - approved. You may also use our online calculator to determine the number of ounces your shares correspond to.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as weIL as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold. In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well. Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.6796. All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time. Ready to take delivery? Please click here .

Trading fees and other costs may appfy. {*) If an investor redeems some or at1 of its shares in exchange for the undertying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange wifi generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent safe of the gold received by the investor wilt be a taxable event. E - or details, phase see "Taxation of U.S. Investors" in the nrosner:tus A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical got to applicants may take considerable time and the delay in deñvery could result in losses if the price of gold declines. A share submission is irrevocable. The material must be preceded or accompanied by a prospectus . Before investing you should carefu££y consider the VanEck Merk Gotd ETF's (the "Trust" or "OUNZ") investment objectives, risks, charges and expenses. Investing invo £ ves signifîcant risk, inc £ uding possible loss of principal . The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity poot for the purposes of the Commodity Exchange Act . Shares of the Trust are not subject to the same regutatory requirements as mutua£ fundæ Because shares of the Trust are intended to reftect the price of the gotd heÏd in the Trust, the market priœ of the shares is subje¢t to Ructuations simitar to those affectîng gold prices. Additionatty, shares of the Trust are bought and said at market priœ, not at net asset value ("HAS). Brokerage commissions witt reduce returnæ The request for redemption of shares far gold is subject to a num6er of risks including but not limited to the potential for the price of gold to decline during the time beMeen the submission of the request ancl ¢fefivery. Oe£ivery may take a consicferabte amount of time depending on your location. Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory cfevetopments, as well as trading activity of speculators and arbitrageurs in the uncferlying commodities. Trust shares trade like stocks, are subject to investment risk and wilt fluct u ate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust {tess its expenses}, and fluctuations in the price of gold coutd materially ancl acfverse/y aVect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may 6e more or tess than the value of the gof¢f represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount ofgotd represente¢f 6y each Share will decline over time. investing involves risk, and you coutd lose money on an investment in the Trust. for a more complete discussion of the risk factors relative to the Trust, carefully read the prosp ectus

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their app£icab£e jurisdictions that are not addressed on this contend Nothing in this content should be considered a solicitation to buy or an offer to self shares of any investment in any jurisdiction where the offer or sohcitation would be unLawfu£ under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. The sponsor of the Trust is Merk Investments LLC (the "Sponsor”). VanEck Securities Corporation provides marketing services to the TrusL AU rights reserved. API trademarks, service marks or registered trademarks are the property of their respective owners.